

July 12, 2010

P. Anthony Lannie
Executive Vice President and General Counsel
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

    Re: **Apache Corporation**
          Amendment No. 1 to Registration Statement on Form S-4
          Filed June 29, 2010
          File No. 333-166964

          Form 10-K for the Fiscal Year Ended December 31, 2009
          Filed February 26, 2010
          File No. 1-04300

Dear Mr. Lannie:

We have reviewed your response letter dated June 29, 2010 and your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Remediation Plans and Procedures, page 33

1. We note your response number 15 regarding your Region Spill Response Plan. You indicate that, as part of your plan, you are a member of the Clean Gulf Associates (CGA). With a view towards possible disclosure, clarify for us supplementally the extent to which your Plan is dependent on the CGA, which in turn is dependent on the Marine Spill Response Corp. (MSRC) and its resources. We note from the CGA website that it has 140 members. Address the impact to your ability to respond to a spill in the event that CGA and MRSC resources were already being utilized by other operators. Also, it is our understanding that CGA members are charged an annual fee based upon a per capita charge and step rate per barrel charges. Tell us the annual amount that you pay and the associated number of barrels.

Background of the Merger, page 38

2. Expand the first paragraph on page 44 to describe in more detail the "significant operational and financial risks associated with the Heidelberg well.

3. Expand the carryover paragraph at the bottom of page 44 to identify any officers participating in the merger discussions, or on the Mariner Board, who will be receiving Performance-Based Restricted Stock. Discuss, where appropriate, how the Mariner Board considered any conflicts in deciding to recommend approval of the Merger.

Material U.S. Federal Income Tax Consequences of the Merger, page 70

4. Please eliminate any suggestion that this discussion merely summarizes the material U.S. federal income tax consequences of the merger. Also, please delete any statement that investors should consult with their tax advisors although you may suggest this course of action.

Form 10-K for the Fiscal Year Ended December 31, 2009

Engineering Comments

Business and Properties, page 4

Estimated Proved Reserves and Future Net Cash Flows, page 19

5. We note the presentation of your proved reserves on an energy equivalent basis. Please expand this to clarify that the 6:1 energy content ratio for oil to gas is not reflective of the price ratio between the two products.

Proved Undeveloped Reserves, page 19

6. We note your statements, "…Apache converted 39 MMboe of proved undeveloped reserves to proved developed reserves through development drilling activity." and "During the year a total of $760 million was spent on projects associated with reserves that were carried as PUD reserves at the end of 2008. Not all of those expenditures resulted in a conversion from proved undeveloped to proved developed reserves during the year." Your 2009 conversion of about 6% of 2008 year-end PUD reserves to developed status implies 16+ years for development of your remaining booked PUD reserves. Please explain whether you have PUD reserves whose development will not be initiated for more than 5 years beyond booking date. Include your historical PUD reserve conversion figures for each of the last three years.

Preparation of Oil and Gas Reserve Information, page 20

7. We note your statement, "During 2009, 2008, and 2007, Ryder Scott's review covered 79, 82 and 77 percent of the Company's worldwide estimated reserves value, respectively." Ryder Scott's year end 2009 report (Exhibit 99.1) includes similar language, "Total coverage of world-wide reserves is 79.0 percent of the total discounted future net income at 10 percent." Item 1202(a)(8)(iii) of Regulation S-K requires the disclosure of "The proportion of the registrant's total reserves covered by the report and the geographic area in which the covered reserves are located." Please expand this disclosure to present the figures for the portion of your proved reserves that were audited by Ryder Scott. By geographical region, tell us the portion of your PUD reserves that were audited in each of the last three years.

8. We note the statement, "Ryder Scott opined that the overall proved reserves for the reviewed properties as estimated by the Company are, in the aggregate, reasonable, prepared in accordance with generally accepted petroleum engineering and evaluation principles…" While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles". With a view toward possible disclosure, please refer us to a compilation of these specific principles.

Risk Factors, page 21

9. Please expand your risk factors to explain the consequences should your provisions for containment of a drilling well blowout(s) prove inadequate.

Notes to Consolidated Financial Statements, page F-8

Future Net Cash Flows, page F-55

10. We note the omission of the line item "previously estimated development costs incurred during the period" which is specified by FASB ASC paragraph 932-235-50-34(g). Please expand your disclosure to comply with this requirement.

Exhibit 99.1

Audit Data, Methodology, Procedure and Assumptions, page 4

11. Item 1202(a)(8)(v) of Regulation S-K requires "A discussion of primary economic assumptions". Please expand this section to present, by geographic area, the respective benchmark oil, NGL and gas prices used as well as the average adjusted (by differentials) prices used to estimate your proved reserves.

12. We note the statement, "Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed." Please explain to us the form of this assurance.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey, Petroleum Engineer at (202) 551-3704 if you have any questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director